Exhibit 23.1

KPMG LLP Chartered Accountants 2700 205 – 5th Avenue SW Calgary AB T2P 4B9	Telephone Telefax Internet	(403) 691-8000 (403) 691-8008 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

TransAtlantic Petroleum Corporation:

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a change in accounting for oil and gas exploration and development activities from full cost to the successful efforts method.

Chartered Accountants

Calgary, Canada

September 24, 2009

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of Independent member firms affiliated with KPMG International, a Swiss cooperative. KPMG Canada provides services to KPMG LLP.